UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dynacq Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number)

Ella Y. T. C. Chan

323 Wood Loop St.

Houston, Texas 77015

(713) 582-0403

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26779V105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Ella Y. T. C. Chan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,398,320
	8.	Shared voting power 0
	9.	Sole dispositive power 8,398,320
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 8,398,320
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 57.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 26779V105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Estate of Chiu M. Chan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization N/A
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0%
14.	Type of reporting person (see instructions) 00

CUSIP No. 26779V105

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Chiu M. Chan Family Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization N/A
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,199,160
	8.	Shared voting power 0
	9.	Sole dispositive power 4,199,160
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,199,160
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 28.9%
14.	Type of reporting person (see instructions) 00

This Amendment No. 2 to Schedule 13D (this “Amendment”) is filed as an amendment to the statement on Schedule 13D filed on September 12, 2012, as amended by the statement on Schedule 13D/A (Amendment No. 1) filed on September 24, 2012, by Ella Y. T. C. Chan and the Estate of Chiu M. Chan (the “Statement”). This Amendment is being filed to amend and restate the Statement and to report (i) the transfer and distribution by the Estate of Chiu M. Chan on May 21, 2013 of all of the shares of common stock, par value $0.001 per share (“Common Stock”), of Dynacq Healthcare, Inc., a Nevada corporation (the “Company”), owned by the Estate to Ms. Chan and the Chiu M. Chan Family Trust and (ii) that Ms. Chan and the Estate of Chiu M. Chan and the other reporting persons referenced in the Statement may no longer be deemed to constitute a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, by virtue of the information provided below.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock of the Company. The principal executive offices of the Company are located at 4301 Vista Road, Pasadena, Texas 77504.

Item 2. Identity and Background.

This Schedule 13D is being filed by Ella Y. T. C. Chan, the Estate of Chiu M. Chan and the Chiu M. Chan Family Trust (“Reporting Persons”).

Ella Y. T. C. Chan is a citizen of the United States and her address is 323 Wood Loop St., Houston, Texas 77015. Ms. Chan does not currently have a principal occupation or employment.

The address for the Estate of Chiu M. Chan is 323 Wood Loop St., Houston, Texas 77015. The purpose of the estate is to dispose of the assets and settle the liabilities of Chiu M. Chan, the former Chairman of the Board, President and Chief Executive Officer of the Company who passed away on May 17, 2012. Mr. Chan was a citizen of the People’s Republic of China (Hong Kong). Mr. Chan’s widow, Ella Y. T. C. Chan, is the sole executrix of the estate. On May 21, 2013, 2,588,955 shares of Common Stock previously held by the Estate of Chiu M. Chan were transferred to the name of Ella Y.T.C. Chan in respect of her community property interest in such Common Stock. On May 21, 2013, Ella Y.T.C. Chan, as sole executrix of the Estate of Chiu M. Chan, distributed 4,199,160 shares of Common Stock to the Chiu M. Chan Family Trust pursuant to the Last Will & Testament of Chiu M. Chan dated December 11, 1992 and First Codicil thereto dated March 16, 1998 which were admitted to probate on July 5, 2012 in Cause No. 413,798 in Probate Court No. 3 of Harris County, Texas (the “Last will & Testament”). Options previously held by the estate to acquire 100,000 shares of Common Stock expired by their terms on May 16, 2013. The Estate of Chiu M. Chan no longer beneficially owns any shares of Common Stock.

The Chiu M. Chan Family Trust is a trust governed by the laws of Texas. The address for the Chiu M. Chan Family Trust is 323 Wood Loop St., Houston, Texas 77015. The purpose of the Chiu M. Chan Family Trust is to hold and manage certain assets received from the Estate of Chiu M. Chan, pursuant to the instructions provided in the Last Will & Testament. Ms. Chan is the sole trustee of the Chiu M. Chan Family Trust. On May 21, 2013, the trust acquired 4,199,160 shares of Common Stock from the Estate of Chiu M. Chan pursuant to the distribution described above.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Ella Y. T. C. Chan owns 4,199,160 shares of Common Stock. 1,610,205 of these shares of Common Stock were acquired by Ms. Chan in July 1992 through the use of her personal funds. The remaining 2,588,955 shares of Common Stock were transferred to her on May 21, 2013 in respect of her community property interest in the Estate of Chiu M. Chan as described above.

The Estate of Chiu M. Chan acquired 6,788,115 shares of Common Stock, upon the passing of Chiu M. Chan on May 17, 2012. Pursuant to the events and transactions described above, the Estate of Chiu M. Chan no longer holds a beneficial interest in shares of Common Stock.

The Chiu M. Chan Family Trust acquired 4,199,160 shares of Common Stock on May 21, 2013 pursuant to the distribution from the Estate of Chiu M. Chan described above.

Item 4. Purpose of Transaction.

Ella Y. T. C. Chan acquired her 4,199,160 shares of Common Stock in July 1992 and May 21, 2013 for investment purposes.

As described above, the Estate of Chiu M. Chan no longer holds a beneficial interest in shares of Common Stock.

The Chiu M. Chan Family Trust acquired 4,199,160 shares of Common Stock on May 21, 2013 to hold and manage certain assets received from the Estate of Chiu M. Chan, pursuant to the instructions provided in the Last Will & Testament.

On September 24, 2012, Ms. Chan and the Estate of Chiu M. Chan together with Eric K. Chan, Bert Chan, Philip S. Chan, Chan Chang Chin Ying and Edward K. Chiu (collectively, the “Former Group Members”) delivered to the Company a written consent voting certain shares of Common Stock held by such persons in favor of the removal of Ping S. Chu, James G. Gerace and Stephen L. Huber as directors of the Company. On October 9, 2012, the Company filed a definitive information statement on Schedule 14C relating to this stockholder action and the removal of such directors was effective as of October 30, 2012. Effective with such removal, the Former Group Members may no longer be deemed to constitute a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended.

None of the Reporting Persons have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to its investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

All information relating to percentage ownership of the Company’s Common Stock set forth in this Statement is as of the date hereof, based upon the 14,543,626 shares of Common Stock reported by the Company to be issued and outstanding as of March 19, 2013 in its Form 10-K/A filed with the Securities and Exchange Commission on March 29, 2013.

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 8,398,320 shares of Common Stock, which constitutes 57.7% of the Common Stock. Ella Y.T.C. Chan beneficially owns an aggregate of 8,398,320 shares of Common Stock, which constitutes 57.7% of the Common Stock. The Estate of Chiu M. Chan does not beneficially own any shares of Common Stock. The Chiu M. Chan Family Trust beneficially owns an aggregate of 4,199,160 shares of Common Stock, which constitutes 28.9% of the Common Stock.

(b) Each of the Reporting Persons has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by such Reporting Person.

(c) Other than the transfer of shares by the Estate of Chiu M. Chan to Ms. Chan and the distribution of shares from the Estate of Chiu M. Chan to the Chiu M. Chan Family Trust described in Item 2 above, none of the Reporting Persons effected any transactions in Common Stock during the past 60 days.

(d) Ms. Chan and the Chiu M. Chan Family Trust each have the power to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in the Chiu M. Chan Family Trust.

(e) The Estate of Chiu M. Chan ceased to be a five percent beneficial owner on May 21, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement, dated May 23, 2013.

Exhibit B:	Letters Testamentary*

*	Previously filed as exhibit to the Schedule 13D filed on September 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2013

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan

Estate of Chiu M. Chan

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan
Title:	Sole executrix of the estate

Chiu M. Chan Family Trust

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan
Title:	Sole trustee of the estate

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned to this Joint Filing Agreement (“Agreement”) agree to the joint filing on behalf of each of them of the Statement (“Statement”) on Schedule 13D (Amendment No. 2) filed on or about the date hereof and any further amendments thereto with respect to beneficial ownership by the undersigned of the shares of common stock, par value $0.001 per share, of Dynacq Healthcare, Inc., a Nevada corporation. This Agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned further agree that this Agreement shall be included as an Exhibit to such Statement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 23, 2013

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan

Estate of Chiu M. Chan

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan
Title:	Sole executrix of the estate

Chiu M. Chan Family Trust

By:	/s/ Ella Y. T. C. Chan
Name:	Ella Y. T. C. Chan
Title:	Sole trustee of the estate